United States securities and exchange commission logo





                              December 11, 2020

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       Driven Brands Holdings Inc.
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted November
16, 2020
                                                            CIK No. 0001804745

       Dear Mr. Fitzpatrick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1, submitted November 16, 2020

       Prospectus Summary
       Driven Brands' Overview, page 1

   1. Please revise here and throughout the filing to precede disclosure related to system-wide sales (in dollars or
percentages) with similar disclosure of revenue, whether in narrative text, tables, or
graphics.
       Recent Growth and Performance, page 2

   2. Please tell us where in your statements of operations you classify commissions paid to third-party independent
operators.
 Jonathan Fitzpatrick
Driven Brands Holdings Inc.
December 11, 2020
Page 2
Our Opportunity: The Large, Recession-resistant and Highly Fragmented Automotive Services
Industry With Long-term Growth Trends, page 4

3. Please disclose the names of the "third party sources" referenced in footnote 2, or tell us why you have decided not to do so.
Continue to Drive Same Store Sales Growth, page 9

4. We note your amended disclosure that "[g]iven the diversity and breadth of [y]our service categories, [you] believe that implementing membership programs across [y]our suite of offerings can represent an attractive proposition for [y]our customers while also providing
         Driven Brands with a predictable and recurring revenue stream and enhanced customer retention. In 2017, ICWG introduced a subscription membership program across its domestic car wash stores, with revenue from this program accounting for more than 35%
         of domestic car wash revenue in 2019." Please amend your disclosure to clarify if and when you intend to implement subscription programs for the rest of your suite of offerings, in addition to the ICWG subscription membership program. Impact of Covid-19, page 12

5. We note your disclosure that "sales volumes began to decline in late March 2020 as the pandemic worsened in the markets in which Driven Brands operates and federal, state, provincial and local governments implemented stricter guidelines and policies, including stay-at-home orders and the closure of non-essential businesses," and your disclosure on page 32 that "[a]s a result of the ongoing COVID-19 pandemic, [y]our locations have also experienced significantly reduced customer traffic and sales volume due to changes in consumer behavior." Please quantify the decline in sales due to COVID-19.
Summary Historical Consolidated Financial and Other Data, page 17

6.       We note the adjustment for One-time expenses and project costs for each period
         presented. Please tell us and expand your disclosure to describe the items determined to be non-discrete by management and included within this adjustment. To the extent such items are not considered to be non-recurring, infrequent or unusual, it would be inappropriate to characterize these items as such. Refer to Question
102.03 of the Non-
         GAAP Financial Measures Compliance Disclosure and Interpretations.
7. Please explain to us in detail why you believe the adjustment for store opening costs used
FirstName LastNameJonathan Fitzpatrick
       in calculating Adjusted EBITDA and Adjusted Net Income is appropriate in light of your
Comapany    NameDriven
       growth            Brandsrefer
               strategy. Please Holdings Inc. 100.01 of the Non-GAAP Financial Measures
                                      to Question
       Compliance
December   11, 2020 Disclosure
                     Page 2     and Interpretations.
FirstName LastName
 Jonathan Fitzpatrick
FirstName LastNameJonathan
Driven Brands  Holdings Inc. Fitzpatrick
Comapany11,
December   NameDriven
              2020      Brands Holdings Inc.
December
Page 3    11, 2020 Page 3
FirstName LastName
Risk Factors
Risks Relating to Our Business
"Our failure or our franchisees    and independent operators    failure to
comply . . .", page 38

8. We note your disclosure that "[d]epending upon the application of AB-5, franchisors in certain industries could be deemed to be covered by the statute, in which event their franchisees would be deemed to be employees of the franchisors." Please clarify whether
         AB-5 may also apply to independent contractors operating under your independent operator agreements, and if so, the impact on your business if these independent contractors were classified as employees. As a related matter, it appears that California voters recently voted to pass a ballot measure to exempt certain companies from reclassifying independent contractors as employees pursuant to current California law.
         Please disclose the potential impact of the passage of this ballot measure on your business, if material.
Risks Related to this Offering and Ownership of Our Common Stock
"Our certificate of incorporation will provide that . . .", page 60

9. We note your amended disclosure that "[u]nless [you] consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please confirm that your certificate of incorporation will describe the extent to which this federal exclusive forum provision will apply to Securities
         Act claims, or tell us how you will inform future investors of the provision's limited applicability.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 91

10. We note your disclosure that "[s]ystem-wide sales represent the total of net sales for
         [y]our franchised, independently-operated and company-operated stores," and that
         "[f]ranchise royalties and fees revenue represented 15% . . . of [y]our total revenue for the nine months ended September 26, 2020." Please disclose the percentage of your total revenue attributable to independently-operated and company-operated stores, respectively, for the nine months ended September 26, 2020. So that investors have a clear picture of the contribution of each store-type to your total revenue, please also include this information in your prospectus summary under "Driven Brands' Overview" where you disclose the percentage of locations that were franchised or independently operated.
11. As a related matter, please revise your tabular disclosure of store count and system-wide sales to include summary information by operational model (i.e., company-owned, independently-operated, and franchised) to allow investors to see the relative performance of your stores compared to those owned or operated by others.
 Jonathan Fitzpatrick
FirstName LastNameJonathan
Driven Brands  Holdings Inc. Fitzpatrick
Comapany11,
December   NameDriven
              2020      Brands Holdings Inc.
December
Page 4    11, 2020 Page 4
FirstName LastName
Results of Operations, page 93

12. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state company-operated store sales increased 38% for the nine months ended
         September 26, 2020 due to acquisitions of company-operated store sales (19% of such year-over-year growth) and organic company-operated store growth, but you do not quantify both of these factors nor analyze the underlying reasons for the change in organic company-operated store growth. As such, please consider expanding this section by:

                relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

                using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

                refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

                ensuring that all material factors are quantified and analyzed; and

                quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

         Referring to the example above, you state that company-operated store sales increased
         38% and that the impact of acquisitions accounted for 19% of such year-over-year growth. Based on your disclosure, it is not clear whether acquisitions accounted for 19%
         of the 38% growth (or 7% of the total growth) or 50% of the growth (19%/38%).
         Therefore, when attributing a change to a factor, please quantify the change in dollars rather than percentages to avoid confusion about what the percentage represents. In addition, please clarify whether the other factor, organic company-operated store growth, refers to store count growth, same store sales growth, or a combination of those factors and quantify the factors, as appropriate.
13. Please revise to explain why company-operated store expenses grew at a slower rate than related sales.
14. You state that Paint, Collision & Glass revenue increased 25% for the nine months ended
         September 26, 2020, driven by an increase of 16% year over year in system sales primarily due to acquisitions completed during such period. Please explain what you mean by system sales. If this term refers to system-wide sales, please explain why revenues increased more than system-wide sales.
 Jonathan Fitzpatrick
Driven Brands Holdings Inc.
December 11, 2020
Page 5
15. The analysis portion of your disclosure of various operating expense categories (i.e., the disclosure after the narrative portion that quantifies the percentage changes) is generally limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (company-operated store expenses, independently-operated store expenses, supply and other expenses, and SG&A, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-10 that company-operated store expenses consist of payroll and benefit costs for services employees at company-operated locations, rent, costs associated with procuring materials from suppliers, and other store-level operating costs. As noted above, please consider providing tabular disclosures, as appropriate. Please also provide discussion and analysis of operating expenses in your segment disclosure, which currently provides only a brief discussion of adjusted EBITDA.
Business
Independent Operator Agreements, page 130

16. Please disclose the types of services offered by the independent operator at car wash locations for which you do not receive any revenue. Please tell us whether revenue from these services is included in system-wide sales, and, if so, please tell us why you believe it is appropriate to include such revenue in this metric. In addition, it appears that only locations outside of North America operate on an independent operator model. Please disclose how you manage operations at locations in North America and whether you generate revenue in the same manner that you do for company-owned stores.
Employees, page 132

17. Please amend your disclosure to describe any human capital measures or objectives that you focus on in managing your business, if material. See Item 101(c)(2)(ii).
Description of Material Indebtedness
Car Wash Senior Credit Facilities, page 170
FirstName LastNameJonathan Fitzpatrick
18. Please confirm that you intend to file the Car Wash Senior Credit Facilities as exhibits to
Comapany
       yourNameDriven     Brands Holdings
            registration statement,          Inc.
                                    or tell us why you do not believe you are
required to do so.
       See 11,
December   Item2020
                601(b)(10)
                     Page 5 of Regulation S-K.
FirstName LastName
 Jonathan Fitzpatrick
FirstName LastNameJonathan
Driven Brands  Holdings Inc. Fitzpatrick
Comapany11,
December   NameDriven
              2020      Brands Holdings Inc.
December
Page 6    11, 2020 Page 6
FirstName LastName
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Lyn Shenk at
(202) 551-
3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      John C. Kennedy